Exhibit 99.1

BlueCity Enters into Definitive Agreement for Going-Private Transaction

BEIJING, APRIL 30, 2022 (GLOBE NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Multelements Limited (“Parent”), Diversefuture Limited, a wholly-owned Subsidiary of Parent (the “Merger Sub”), pursuant to which the Company will be acquired by a buyer group in an all-cash transaction (the “Merger”) implying an equity value of the Company of approximately US$60 million for all of the Company’s outstanding ordinary shares (each, a “Share”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$3.20 in cash without interest (the “Per Share Merger Consideration”), and each outstanding American depositary share of the Company (each, an “ADS,” each two of which representing one Class A ordinary shares of the Company (the “Class A Ordinary Shares”)) will be cancelled in exchange for the right to receive US$1.60 in cash without interest (the “Per ADS Merger Consideration”), except for (a) certain Shares (including Shares represented by ADSs) beneficially owned by Mr. Baoli Ma, chairman of the board of directors of the Company (the “Board”) and chief executive officer, Aviator D, L.P. and Rainbow Rain Limited (collectively, the “CDH Entities”), which will be rolled over in the transaction, (b) any other Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries, (c) Shares (including Class A Ordinary Shares represented by ADSs) held by the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Company’s options, and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), which will be cancelled and cease to exist at the Effective Time in exchange for the right to receive only the payment of fair value of those dissenting shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

The Per ADS Merger Consideration represents a premium of 16.8% to the closing price of the Company’s ADSs on April 14, 2022, the last trading day prior to the Company’s announcement of its receipt of the revised “going-private” proposal dated April 18, 2022, and a premium of 19.21% to the volume-weighted average price of the ADSs during the 20 trading days prior to its receipt of the revised “going-private” proposal letter dated April 18, 2022.

The buyer group (the “Buyer Group”) comprises Mr. Baoli Ma, Metaclass Management ELP and the CDH Entities. The Buyer Group intends to fund the Merger with a combination of rollover equity and cash, and has delivered a copy of executed equity commitment letter to the Company.

The Board, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close in the second half of 2022 and is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares entitled to vote at a meeting of the Company’s shareholders. Shareholders affiliated with Mr. Baoli Ma and CDH entities have each agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 70% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on the Nasdaq Global Market.

The Company will prepare and file with the U.S. Securities and Exchange Commission a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Merger, the Company and the other participants in the Merger.

Kroll, LLC, operating through its Duff & Phelps Opinions Practice is serving as financial advisor to the Special Committee. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

Simpson Thacher & Bartlett is serving as U.S. legal counsel to the Buyer Group. Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Buyer Group. Jingtian & Gongcheng is serving as PRC legal counsel to the Buyer Group.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov).

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About BlueCity Holdings Limited

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachment is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Ally Wang

Phone: +86 139-0106-6802

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com